UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                        Washington, D.C. 20549

                                             SCHEDULE 13G

                               Under the Securities Exchange Act of 1934

                                            Amendment No. 1

                                           RIO ALGOM LIMITED
                                           (Name of Issuer)

                                             COMMON STOCK
                                    (Title of Class of Securities)

                                               766889109
                                            (CUSIP Number)


        Check the following box if a fee is being paid with this
statement (   ).


                                             SCHEDULE 13G
                                            Amendment No. 1

                                           RIO ALGOM LIMITED
                                           (Name of Issuer)

                                             COMMON STOCK
                                    (Title of Class of Securities)

                                               766889109
                                            (CUSIP Number)


(1)     Names of Reporting Persons S.S. or I.R.S. Identification
        Nos. of Above Persons

        Trimark Financial Corporation

(2)     Check the Appropriate Box if a Member of a Group

        (a)
        (b)     (x)

(3)     SEC Use Only

(4)     Citizenship or Place of Organization

        Trimark Financial Corporation is a corporation incorporated under the laws of Ontario, Canada


Number of          (5)      Sole Voting Power         6,357,200 shares
Shares
Benefici-          (6)      Shared Voting Power       NIL
ally Owned
by Each            (7)      Sole Dispositive Power    6,357,200 shares
Reporting
Person With        (8)      Shared Dispositive Power  NIL

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person

        6,357,200 shares

(10)    Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares

        Not applicable

(11)    Percent of Class Represented by Amount in Row 9

        10.5% of outstanding common shares

(12)    Type of Reporting Person

        HC  (see item 2A)


                                               Item 1(a)

Name of Issuer:                Rio Algom Limited


                                               Item 1(b)

Address of Issuer's Principal Executive Offices:

        120 Adelaide Street West
        Suite 2600
        Toronto, Ontario
        M5H 1W5
        Canada


                                               Item 2(a)

Name of Person Filing:

Certain Trimark mutual funds (the "Funds"), which are trusts organized under the laws of Ontario, Canada, are owners of record of the securities covered by this report. Trimark Investment Management Inc. ("TIMI"), a corporation incorporated under the laws of Canada, is a manager and trustee of the Funds. TIMI is qualified to act as an investment adviser and manager of the Funds in the province of Ontario pursuant to a registration under the Securities Act (Ontario). Trimark Financial Corporation ("TFC") is a corporation incorporated under the laws of Ontario, Canada. It owns 100% of the voting equity securities of TIMI. Consequently, TFC may be deemed to be the beneficial owner of such securities.


                                               Item 2(b)

Address of Principal Business Office:

        One First Canadian Place
        Suite 5600, P.O. Box 487
        Toronto, Ontario
        M5X 1E5
        Canada
        (416) 362-7181


                                               Item 2(c)

Citizenship:

        Trimark Financial Corporation - Incorporated under the laws of Ontario, Canada
        Trimark Investment Management Inc. - Incorporated under the laws of Canada
        Trimark mutual funds - mutual fund trusts organized under the laws of Ontario, Canada


                                               Item 2(d)

Title of Class of Securities:  common stock


                                               Item 2(e)

CUSIP Number:  766889109


                                                Item 3

If this statement is filed pursuant to Rules 13d-1(b), or 13d-
2(b), check whether the person filing is a:

        (a)     (   )          Broker or Dealer registered under Section 15
                               of the Act

        (b)     (   )          Bank as defined in section 3(a) (6) of the
                               Act

        (c)     (   )          Insurance Company as defined in section
                               3(a)(19) of the Act

        (d)     (   )          Investment Company registered under section 8
                               of the Investment Company Act

        (e)     (   )          Investment Adviser registered under section
                               203 of the Investment Advisers Act of 1940

        (f)     (   )          Employee Benefit Plan, Pension Fund which is
                               subject to the provisions of the Employee
                               Retirement Income Security Act of 1974 or
                               Endowment Fund; see 240.13d-1(b) (1) (ii)(F)

        (g)     ( x )          Parent Holding Company, in accordance with
                               240.13d-1(b) (ii)(G) (Note:  See Item 7)

        (h)     (   )          Group, in accordance with 240.13d-1(b)
                               (ii)(H)

                               (see item 2A)


                                                Item 4

Ownership.

        (a)     Amount Beneficially Owned*:

                6,357,200  shares

        (b)     Percent of Class:

                10.5%


        (c)     Number of shares as to which such person has*:

             (i)       sole power to vote or to direct the vote: (TFC)
                       6,357,200
            (ii)       shared power to vote or to direct the vote:  NIL
           (iii) sole power to dispose or to direct the disposition of: (TFC) 6,357,200
            (iv) shared power to dispose or to direct the disposition of: NIL

                *      (see item 2(a))


                                                Item 5

Ownership of Five Percent or Less of a Class

        Inapplicable


Item 6

Ownership of More than Five Percent on Behalf of Another Person

        Inapplicable


                                                Item 7

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding
Company.

        See item 2(a)


                                                Item 8

Identification and Classification of Members of the Group.

        Inapplicable


                                                Item 9

Notice of Dissolution of Group.

        Inapplicable


                                                Item 10

Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           December 3, 1997


Signature:

Name/Title:            Michael Kevin Feeney, Chief Financial Officer, on
                       behalf of Trimark Financial Corporation in its capacity as a "Reporting Person" herein.

                       Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).